UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PHARMOS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Nevada

(State or Other Jurisdiction of Incorporation or Organization)

36-3207413

(I.R.S. Employer Identification No.)

99 Wood Avenue South, Suite 311

Iselin, New Jersey 08830

732-452-9556

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

S. Colin Neill

99 Wood Avenue South, Suite 311

Iselin, New Jersey 08830

732-452-9556

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,

of Agent For Service)

A copy of all communications, including communications sent to the agent for service, should be sent to:

Adam D. Eilenberg, Esq.

Eilenberg Krause & Paul LLP

11 East 44th Street

New York, New York 10017

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 22, 2007

PROSPECTUS

PHARMOS CORPORATION

20,000,000 shares of Common Stock

We previously issued 6,500,000 shares of common stock to certain former shareholders of Vela Pharmaceuticals Inc. (who comprise the selling security holders identified herein) upon the closing of our acquisition of Vela on October 25, 2006. Under the terms of the Agreement and Plan of Merger relating to the Vela acquisition, we may in the future issue up to an additional 13,500,000 shares of our common stock to the selling security holders identified herein upon the achievement of certain clinical development milestones with respect to one of our proprietary compounds.

The selling security holders identified herein may, from time to time, use this prospectus to resell the shares of common stock acquired in connection with the closing of the Vela acquisition and/or achievement of the clinical development milestones. We will not sell any securities under this prospectus and will not receive any of the proceeds from any securities sold under this prospectus.

Our common stock is traded on the Nasdaq Capital Market under the symbol “PARS”.

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2007

TABLE OF CONTENTS

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS	3

WHERE YOU CAN FIND MORE INFORMATION	3

INCORPORATION BY REFERENCE	3

PROSPECTUS SUMMARY	5

RISK FACTORS	7

USE OF PROCEEDS	14

DESCRIPTION OF CAPITAL STOCK	14

SELLING SECURITY HOLDERS	17

PLAN OF DISTRIBUTION	19

LEGAL MATTERS	20

EXPERTS	20

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “on-track,” “plan,” “intend,” or “anticipate” or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of such risks and uncertainties are discussed below under “Risk Factors.” We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company. We make available on our internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports as soon as practicable after we electronically file such reports with the SEC. Our website address is www.pharmoscorp.com. The information contained in our website is not incorporated by reference in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus; however, to the extent that there are any inconsistencies between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus shall be deemed to supersede the earlier information. Any information we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the documents listed below and any filings that we will make after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the year ended December 31, 2005, filed by us on March 21, 2006;
•

our (1) Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed by us on May 12, 2006; (2) Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed by us on August 11, 2006; and (3) Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed by us on November 10, 2006;

•

our Current Reports on Form 8-K filed by us on January 31, 2006, March 15, 2006, April 11, 2006, May 23, 2006, June 6, 2006, June 7, 2006, June 13, 2006, June 20, 2006, June 29, 2006, July 18, 2006, August 16, 2006, September 5, 2006, October 5, 2006, October 6, 2006, October 20, 2006, October 27, 2006, October 31, 2006 (as amended by Amendment No.1 on Form 8-K/A filed on January 4, 2007), November 17, 2006, December 15, 2006 and January 19, 2007;

•	our Definitive Proxy Statement on Schedule 14A, filed by us on October 3, 2006;
•	the description of our common stock contained in the Registration Statement on Form 8-A, dated January 30, 1984, of our predecessor, Pharmatec, Inc.; and
•	the description of the Series D Participating Preferred Stock Purchase Rights contained in the Registration Statement on Form 8-A, dated October 24, 2002.

We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: Pharmos Corporation, Attention: Corporate Secretary, 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830, telephone number: (732) 452-9556.

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus and the information incorporated by reference in this prospectus, including the financial data and related notes, before making an investment decision.

See the section entitled “Risk Factors” for a discussion of certain factors to be considered in connection with making an investment in the common stock being offered under this prospectus.

Pharmos Corporation

Pharmos discovers and develops novel therapeutics to treat a range of indications with a focus on specific diseases of the nervous system including disorders of the brain-gut axis, pain/inflammation, and autoimmune disorders. Our lead product, dextofisopam, has completed Phase 2a testing for the treatment of irritable bowel syndrome (IBS), with positive effect on the primary efficacy endpoint (n=141, p=0.033). We plan a Phase 2b study of dextofisopam for the treatment of IBS in 2007. Our core proprietary technology platform focuses on discovery and development of synthetic cannabinoid compounds. Cannabinor, the lead CB2-selective receptor agonist candidate, is undergoing Phase 2a testing in pain. Other compounds in our pipeline are in clinical and pre-clinical studies targeting pain, multiple sclerosis, rheumatoid arthritis and other disorders.

Our principal executive offices are located at 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830, and our telephone number is (732) 452-9556.

The Acquisition of Vela Pharmaceuticals Inc.

In October 2006, we completed our acquisition of Vela Pharmaceuticals Inc., which was a privately-held drug development company. At the closing of the acquisition, we issued an aggregate of 6,500,000 shares of our common stock to certain former Vela shareholders. In the future, we may issue additional shares and/or make cash payments to certain former Vela shareholders and participants in Vela’s 2005 Acquisition Bonus Plan as follows:

•	cash of $1.0 million, to be paid upon the enrollment of the first patient in a Phase IIb trial for dextofisopam (the “Phase IIb Trial”);

•	2.0 million newly issued shares of common stock and cash of $1.0 million, to be issued and paid upon the enrollment of the last patient in the Phase IIb Trial;

•

2.25 million newly issued shares of common stock and $2.0 million of cash, to be issued and paid upon successful completion of the Phase IIb Trial meeting or exceeding p<0.05 on the prospectively defined and FDA agreed-upon primary outcome measure (if occurring within four years of closing);

•	2.0 million newly issued shares of common stock and $2.0 million of cash, to be issued and paid upon filing of a U.S. NDA for dextofisopam (if occurring within eight years of closing);

•	2.25 million newly issued shares of common stock and $2.0 million of cash, to be issued and paid upon FDA approval for dextofisopam (if occurring within ten years of closing);

•	1.0 million newly issued shares of common stock, to be issued upon approval by regulatory authorities to market dextofisopam in Europe or in Japan (if occurring within ten years of closing); and

•	4.0 million newly issued shares of common stock, to be issued if and when dextofisopam achieves sales of $100 million in any twelve month period (if occurring within 12 years of closing).

For a more complete description of the terms of the Vela acquisition and the various agreements executed in connection therewith, please refer to our Definitive Proxy Statement on Schedule 14A that we filed with the SEC on October 3, 2006, and which is incorporated herein by reference.

The Offering

As described above, we previously issued 6,500,000 shares of common stock to certain former Vela shareholders (who comprise the selling security holders identified herein under the heading “Selling Security Holders”) upon the closing of our acquisition of Vela. Under the terms of the Agreement and Plan of Merger relating to the Vela acquisition, we may in the future issue up to an additional 13,500,000 shares of our common stock to the selling security holders identified herein upon the achievement of certain clinical development milestones with respect to one of our proprietary compounds as described above.

Under the Registration Rights Agreement signed in connection with the Vela acquisition, sales of the 6,500,000 shares issued at the closing on October 25, 2006 and any milestone shares issued during the 12 months following the date of the closing shall be restricted as follows: none of such shares may be sold without our consent for a period of six months following the closing; only one-half of such shares may be sold without our consent beginning six months after closing (that is, beginning on April 25, 2007); and all of the shares may be sold without our consent beginning one year after the closing (that is, beginning October 25, 2007).

The selling security holders identified herein may, from time to time, use this prospectus to resell the shares of common stock acquired in connection with the closing of the Vela acquisition and/or achievement of the clinical development milestones. We will not sell any securities under this prospectus and will not receive any of the proceeds from any securities sold under this prospectus.

RISK FACTORS

In addition to the other information in this document, you should carefully consider the following factors before making an investment decision.

Risk Factors

We are a defendant in class action lawsuits and shareholder derivative lawsuits which, if determined adversely, could have a material adverse affect on us.

Several purported class action securities lawsuits and two purported shareholder derivative lawsuits have been filed against us. We are defending against these actions vigorously; however, we do not know what the outcome of these proceedings will be and, if we do not prevail, we may be required to pay substantial damages or settlement amounts. Furthermore, regardless of the outcome, we may incur significant defense costs, and the time and attention of our management may be diverted from normal business operations. If we are ultimately required to pay significant defense costs, damages or settlement amounts, such payments could materially and adversely affect our operations and results. In any event, publicity surrounding the lawsuits and/or any outcome unfavorable to us could adversely affect our reputation, profitability and share price. The uncertainty associated with substantial unresolved lawsuits could harm our business, financial condition and reputation.

We have certain obligations to indemnify our officers and directors.

We have certain obligations to indemnify our officers and directors and to advance expenses to such officers and directors. Although we have purchased liability insurance for our directors and officers, if our insurance carriers should deny coverage, or if the indemnification costs exceed the insurance coverage, we may be forced to bear some or all of these indemnification costs directly, which could be substantial and may have an adverse effect on our business, financial condition, results of operations and cash flows. If the cost of our liability insurance increases significantly, or if this insurance becomes unavailable, we may not be able to maintain or increase our levels of insurance coverage for our directors and officers, which could make it difficult to attract or retain qualified directors and officers.

We are at an early stage of development.

We are at an early stage of development. Our lead product, dextofisopam, has completed Phase 2a testing for irritable bowel syndrome (“IBS”), and we plan a Phase 2b study of dextofisopam for the treatment of IBS in 2007. Our lead CB2-selective receptor agonist candidate, cannabinor, is undergoing Phase 2a testing for the treatment of pain. Apart from an ophthalmic product that was sold to Bausch & Lomb Incorporated in October 2001, in which we have a financial interest, most of our other potential products are early in the research and development phase, and product revenues may not be realized from the sale of any such products for at least the next several years, if at all. Many of our proposed products will require significant additional research and development efforts prior to any commercial use, including extensive preclinical and clinical testing, as well as lengthy regulatory approval. Because of the uncertain nature of the process, we cannot be sure that our research and development efforts will be successful, that our potential products will prove to be safe and effective in clinical trials or that we will develop any other commercially successful products.

We have a history of operating losses and expect to sustain losses in the future.

We have experienced significant operating losses since our inception. As of September 30, 2006, we had an accumulated deficit of approximately $157.2 million. We expect to incur operating losses over the next several years as our research and development efforts and preclinical and clinical testing activities continue. Our ability to generate revenues and achieve profitability depends in part upon our ability, alone or with others, to successfully complete development of our proposed products, to obtain required regulatory approvals and to manufacture and market our products.

We may not be able to obtain financing in the future.

As of September 30, 2006, we had an accumulated deficit of approximately $157.2 million. The development of our technology and potential products will require a commitment of substantial funds to conduct the costly and time-consuming research necessary to develop and optimize our technology, and ultimately, to establish manufacturing and marketing capabilities. Our future capital requirements will depend on many factors, including:

•	continued scientific progress in the research and development of our technology and drug programs;

•	our ability to establish and maintain collaborative arrangements with others for drug development;

•	progress with preclinical and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments;

•	changes in our existing research relationships; and

•	effective product commercialization activities and arrangements.

We believe that our current cash and cash equivalents, combined with research and development grants and investment income should be sufficient to fund our continuing operations beyond September 30, 2007.

We are also continuing to actively pursue various funding options, including equity offerings, strategic corporate alliances, business combinations and product-related research and development limited partnerships, to obtain the additional financing which we require to continue developing our products and ultimately bring them to market. We may not be able to obtain additional financing when needed, if at all. If we are unable to raise adequate financing in the future, our long term operations will need to be scaled-back or discontinued.

Our product candidates may not successfully complete clinical trials required for commercialization, and as a result our business may never achieve profitability.

To obtain regulatory approvals needed for the sale of our drug candidates, we must demonstrate through testing and clinical trials that each drug candidate is both safe and effective for the human population that it was intended to treat. In general, two successful Phase III clinical trials are required. The clinical trial process is complex and the regulatory environment varies widely from country to country. Positive results from testing and early clinical trials do not ensure positive results in the Phase III human clinical trials. Many companies in our industry have suffered significant setbacks in Phase III, potentially pivotal clinical trials, even after promising results in earlier trials. The results from our trials, if any, may show that our drug candidates produce undesirable side effects in humans or that our drug candidates are not safe or effective or not safe or effective enough to compete in the marketplace. Such results could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a drug candidate. Moreover, we, the FDA, or foreign regulatory authorities may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks or that our drug candidates are not safe or effective enough. Clinical trials are lengthy and expensive. They require adequate supplies of drug substance and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population,
•	the nature of the protocol (i.e., how the drug is given, and the size and frequency of the dose and use of placebo control),
•	the proximity of patients to clinical sites, and
•	the eligibility criteria for the clinical trial (i.e., age group, level of symptoms, concomitant diseases or medications etc.).

Delays in patient enrollment or negative trial outcomes can result in increased costs and longer development times. Even if we successfully complete clinical trials, we may not be able to file any required regulatory submissions in a timely manner and we may not receive regulatory approval for the particular drug candidate that was tested.

In addition, if the FDA or foreign regulatory authorities require additional clinical trials, we could face increased costs and significant development delays. Changes in regulatory policy or additional regulations adopted during product development and regulatory review of information we submit could also result in delays or rejections.

Our clinical trials depend on third party investigators who are outside our control.

We depend upon the personnel of third party independent investigators to conduct our clinical trials. Such personnel are not our employees, and we cannot control the amount of time or resources that they devote to our programs. They may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If such third-party personnel fail to devote sufficient time and resources to our clinical trials, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. Such third-party investigators may also have relationships with other commercial entities that compete with us. If they assist our competitors at our expense, our competitive position would be harmed.

We face extensive governmental regulation and any failure to adequately comply could prevent or delay product approval or cause the disallowance of our products after approval.

The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing procedures, and other costly and time consuming compliance procedures. These requirements make it difficult to estimate when any of our products in development will be available commercially, if at all. In addition, the FDA or other comparable agencies in foreign countries may impose additional requirements in the future that could further delay or even stop the commercialization of our products in development.

Our proprietary compounds in development require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug products. We think it is prudent to expect setbacks and possible product failures. Failure to comply with the regulations applicable to such testing may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived therefrom may be unsuitable for submission to the FDA or other regulatory agencies.

We cannot predict with certainty when we might submit any of our proposed products currently under development for regulatory review. Once we submit a proposed product for review, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain such approvals, our business may be damaged due to the resulting inability to generate revenues from the sale of such product. If we fail to comply with regulatory requirements, either prior to approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

•	product recalls or seizures;

•	injunctions;

•	criminal prosecution;

•	refusals to approve new products and withdrawal of existing approvals; and

•	enhanced exposure to product liabilities.

We may need to find collaborative partners.

Our strategy for the development, clinical testing, manufacture, marketing and commercialization of our products includes the use of collaborations with corporate partners, licensors, licensees and others.

Due to the often unpredictable nature of the collaboration process, we cannot be sure that any present or future collaborative agreements will be successful. To the extent we choose not to or are not able to establish such arrangements, we would experience increased capital requirements. In addition, we may encounter significant delays in introducing our products currently under development into certain markets or find that the development, manufacture, or sale of those products is hindered by the absence of collaborative agreements due to the relatively small size of our company as compared with that of some of our potential competitors.

Our technologies are subject to licenses and termination of the licenses would seriously harm our business.

We are the licensee under a license agreement with YISSUM Research Development Company of the Hebrew University of Jerusalem relating to certain neuroprotective agents. We also have assigned our rights as licensee to Bausch & Lomb under our license agreement with Dr. Bodor relating to ophthalmic compounds. The license agreements generally require the licensee to pay royalties on the sale of products developed from the licensed technologies, fees on revenues from sublicensees, where applicable, and the costs of filing and prosecuting patent applications. Should we or Bausch & Lomb default on the respective obligations to YISSUM or to Dr. Bodor, the licenses could terminate, which would be detrimental to our operations and prospects due to our dependence on these technologies as a future source of revenue.

The value of our research could diminish if we cannot protect or enforce our intellectual property rights adequately.

We actively pursue both domestic and foreign patent protection for our proprietary products and technologies. We have filed for patent protection for our technologies in all markets we believe to be important for the development and commercialization of our drug products; however, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights. As a result, while we currently have no specific concerns about gaps in our intellectual property portfolio, we recognize that for companies like Pharmos, where intellectual property constitutes a key asset, there is always a risk that a third party could assert a patent infringement claim or commence a patent interference action. Defending against any such claims or actions could be very costly to Pharmos, even if they were without merit.

We also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees and consultants, these agreements may not successfully protect our trade secrets or other proprietary information.

We face large competitors and our limited financial and research resources may limit our ability to develop and market new products.

The pharmaceutical industry is highly competitive. Pharmos competes with a number of pharmaceutical companies that have financial, technical and marketing resources that are significantly greater than those of Pharmos. Some companies with established positions in the pharmaceutical industry may be better equipped than Pharmos to develop, market and distribute products in the global markets Pharmos is seeking to enter. A significant amount of pharmaceutical research is also being carried out at universities and other not-for-profit research organizations. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology they have developed. They may also market competitive commercial products on their own or through joint ventures and will compete with Pharmos in recruiting highly qualified scientific personnel. Further, these institutions will compete with Pharmos in recruiting qualified patients for enrollment in their trials.

Pharmos is pursuing areas of product development in which there is a potential for extensive technological innovation. Pharmos’ competitors may succeed in developing products that are more effective than those of Pharmos. Rapid technological change or developments by others may result in Pharmos’ potential products becoming obsolete or non-competitive.

We lack manufacturing capability.

Other than for the production of clinical trial material, we currently do not have manufacturing facilities. Should any of our products receive approval for marketing, we would likely need to find third party manufacturers to assist in their production. If we should be unable to find such manufacturers with which to work on commercially reasonable terms, it could delay or restrict any potential revenues from such products.

We use hazardous materials in our research.

As with most other pharmaceutical companies, our research and development involves the controlled use of hazardous materials. Our laboratories store and/or produce carbon monoxide, nitric acid and ammonia. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply in all material respects with the standards prescribed by government regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result which may or may not be covered by insurance.

We have certain anti-takeover provisions and are also subject to certain Nevada anti-takeover provisions that may make it difficult for a third party to acquire us or for stockholders to replace or remove current management.

We have adopted a stockholder rights plan that imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our board. In addition, our by-laws provide for the division of our board into three classes serving staggered terms and our charter documents authorize our board to issue up to 1,250,000 shares of preferred stock. Moreover, certain provisions of the Nevada General Corporation Law that limit our ability to enter into “business combinations” with certain “interested shareholders” and limit the voting rights of those stockholders who obtain “control shares” may also act to inhibit a hostile acquisition of our company. All of these provisions described above are likely to discourage potential acquisition proposals and delay or prevent a transaction resulting in a change in control.

In addition, the existence of these provisions could prevent or frustrate stockholder attempts to replace or remove current management, who serve at the pleasure of our board. Since the “staggered” board provisions of our by-laws, as well as other by-law provisions limiting the ability of our stockholders to call special meetings, make it difficult to replace the majority of our board at once, stockholder efforts to change the direction of our company, in the event of their dissatisfaction with the board’s or management’s performance, could be hindered.

Conditions in Israel continue to be volatile.

A significant part of our operations is conducted in Israel through our wholly owned subsidiary, Pharmos Ltd., and we are directly affected by economic, political and military conditions there.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel, and companies doing business with Israel, has in the past been the subject of an economic boycott. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, there has been an increase in the unrest and terrorist activity that began in September 2000 and has continued with varying levels of severity into 2006. The Company does not believe that the political and security situation has had any material negative impact on our business to date; however, the situation is volatile, and we cannot be sure that security and political conditions will have no such effect in the future.

Many of our employees in Israel are obligated to perform military reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of some of our employees due to military service.

Pharmos Ltd. has received funding from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade relating to various technologies for the design and development of drugs and diagnostic kits. This funding prohibits the transfer or license of know-how and the manufacture of resulting products outside of Israel without the permission of the Chief Scientist. Although we believe that the Chief Scientist does not unreasonably withhold this permission if the request is based upon commercially justified circumstances and any royalty obligations to the Chief Scientist are sufficiently assured, the matter is solely within his discretion and we cannot be sure that such consent, if requested, would be granted upon terms satisfactory to us or granted at all. Without such consent, we would be unable to manufacture any products developed by this research outside of Israel, which may greatly restrict any potential revenues from such products.

The price of our Common Stock may experience volatility

The trading price of our Common Stock could be subject to wide fluctuations in response to variations in our quarterly operating results, the failure of trial results, our the failure to bring products to market, conditions in the industry, and the outlook for the industry as a whole or general market or economic conditions. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could have a material adverse effect on the market price for our securities.

USE OF PROCEEDS

The shares of common stock covered by this prospectus are being offered by the selling security holders identified herein and not by our company. Consequently, our company will not receive any proceeds from the sale of these shares.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.03 per share, and 1,250,000 shares of preferred stock, par value $.03 per share, of which 1,250,000 shares have been designated Series D Participating Preferred Stock. As of January 22, 2007, there were 25,565,783 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds, and subject to any preferential dividend rights of any then outstanding preferred stock. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority, subject to certain restrictions, without further shareholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Nevada.

The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of the common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of preferred stock would typically be entitled to receive a preference payment.

Shareholder Rights Plan

Our Board of Directors adopted a shareholder rights plan in 2002. The shareholder rights plan was adopted to give the Board of Directors increased power to negotiate in our best interests and to discourage appropriation of control of our Company at a price that is unfair to our shareholders. The shareholder rights plan will not be applicable to the acquisition of shares of our common stock by the principal shareholders of Vela in the Merger. It is not intended to prevent fair offers for acquisition of control determined by our Board of Directors to be in our best interests and the best interests of our Company’s shareholders, nor is it intended to prevent a person or group from obtaining representation on or control of our Board of Directors through a proxy contest, or to relieve our Board of Directors of its fiduciary duty concerning any proposal for our acquisition in good faith.

The shareholder rights plan involved the distribution of one “right” as a dividend on each outstanding share of our common stock to all holders of record on November 6, 2002, and an ongoing distribution of one right with respect to each share of our common stock issued subsequently, including the shares of our common stock to be issued in the Merger. Each right shall entitle the holder to purchase one one-thousandth of a share of Series D Participating Preferred Stock. The rights trade in tandem with the common stock until, and become exercisable upon, the occurrence of certain triggering events, including the acquisition of beneficial ownership of 15% or more of our common stock by anyone, and the exercise price is based on the estimated long-term value of our common stock. The exercise of these rights becomes economically attractive upon the triggering of certain “flip-in” or “flip-over” rights which work in conjunction with the shareholder rights plan’s basic provisions. The flip-in rights will permit the holders of the Series D Participating Preferred Stock to purchase shares of our common stock at a discounted rate, resulting in substantial dilution of an acquirer’s voting and economic interests in our Company. The flip-over element of the shareholder rights plan involves certain mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The shareholder rights plan contains a “permitted offer” exception which allows offers determined by our Board of Directors to be in our best interests and in the best interests of our shareholders to take place free of the diluting effects of the shareholder rights plan’s mechanisms.

Our Board of Directors retains the right, at all times prior to acquisition of 15% of our common stock by an acquirer, to discontinue the shareholder rights plan through the redemption of all rights, or to amend the shareholder rights plan in any respect.

Transfer Agent and Registrar

American Stock Transfer & Trust Company serves as transfer agent and registrar for the common stock.

SELLING SECURITY HOLDERS

We previously issued 6,500,000 shares of common stock upon the closing of our acquisition of Vela Pharmaceuticals Inc. on October 25, 2006. Under the terms of the Agreement and Plan of Merger relating to the Vela acquisition, we may in the future issue up to an additional 13,500,000 shares of our common stock to the selling security holders identified herein upon the achievement of certain clinical development milestones with respect to one of our proprietary compounds.

The selling security holders identified in the table below may, from time to time, use this prospectus to resell the shares of common stock acquired in connection with the closing of the Vela acquisition and/or achievement of the clinical development milestones. We will not sell any securities under this prospectus and will not receive any of the proceeds from any securities sold under this prospectus.

The term “selling security holder” includes (i) each person and entity that is identified in the table below (as such table may be supplemented or amended from time to time by means of a supplement or amendment to this prospectus), and (ii) any transferee, donee, pledgee or other successor of any such person or entity that acquires any of the shares covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act of 1933 and that is identified in a supplement or amendment to this prospectus.

The table below identifies each selling security holder and indicates the number of shares of our common stock beneficially owned by such selling security holder and being offered hereby. The information with respect to each selling security holder is based on information provided by such selling security holder.

None of the selling security holders identified below is a registered broker-dealer. The footnotes to the table identify each selling security holder that is an affiliate of a registered broker-dealer. Each of these selling security holders (i) purchased its shares being offered hereby in the ordinary course of business and (ii) at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

Name of Selling Security Holder	Shares Owned Prior to This Offering	Shares Offered Hereby (1)	Shares Owned After This Offering
Frank Bonsal, Jr.	36,766	36,766	0
Mark B. Fisher	24,709	24,709	0
J.P. Morgan Partners (BHCA), L.P. (2)(3)(8)	1,636,484	1,636,484	0
J.P. Morgan Partners Global Investors (Cayman), L.P. (2)(3)(9)	182,798	182,798	0
J.P. Morgan Partners Global Investors (Cayman) II, L.P. (2)(3)(9)	20,387	20,387	0
J.P. Morgan Partners Global Investors (Selldown), L.P. (2)(3)(9)	132,823	132,823	0
J.P. Morgan Partners Global Investors (Selldown) II, L.P. (2)(3)(9)	461,157	461,157	0
J.P. Morgan Partners Global Investors A, L.P. (2)(3)(9)	50,529	50,529	0
J.P. Morgan Partners Global Investors, L.P. (2)(3)(9)	360,982	360,982	0
Lynn D. Johnston	62,532	62,532	0
Robert F. Johnston	406,904	221,347	185,557
11/6/78 Trust FBO Alexandra Fowler Johnston (12)	20,647	20,647	0
11/6/78 Trust FBO Bradford Dixon Johnston (12)	20,647	20,647	0
7/15/99 Trust FBO William McCord Johnston (12)	20,647	20,647	0
Kevin Keim & Jaquelyn Keim as trustees of “The Keim Family Trust u/a dated 11-27-1995”	6,161	6,161	0
Ernest Mario	29,496	29,496	0
MBF Neuropsych Partners, L.P. (11)	24,777	24,777	0
New Enterprise Associates 10, Limited Partnership (2) (3) (10)	1,880,824	1,880,824	0
Overbrook Fund I, LLC (4)	14,227	14,227	0
Kenneth A. Sorenson, PhD	8,848	8,848	0
Venrock Associates (2) (3) (5)	230,978	230,978	0
Venrock Associates III, L.P. (2) (3) (6)	1,026,569	1,026,569	0
Venrock Entrepreneurs Fund III, L.P. (2) (3) (7)	25,665	25,665	0

(1)

The number of shares being offered hereby by the selling security holders may be increased from time to time by means of a supplement or amendment to this prospectus as shares of our common stock are issued to the selling security holders upon the achievement of one or more of the clinical development milestones as set forth in the Agreement and Plan of Merger governing our company’s acquisition of Vela. In no event will the total number of shares offered hereby exceed 20,000,000.

(2)

Pursuant to the Agreement and Plan of Merger governing our company’s acquisition of Vela, this selling security holder (or an affiliate thereof) designated a new director who was appointed to our Board of Directors after the closing of the Vela acquisition.

(3)	This selling security holder is an affiliate of a registered broker-dealer.

(4)	This selling security holder is a non-public entity. Arthur Altschul, Jr., its Managing Member, has voting and investment control over its securities being offered hereby.
(5)

This selling security holder is a non-public entity. Anthony B. Evnin (one of our directors), Anthony Sun, Bryan E. Roberts, Eric S. Copeland, Michael C. Brooks, Michael F. Tyrrell and Ray A. Rothrock, General Partners of the selling security holder, have voting and investment control over its securities being offered hereby.

(6)

This selling security holder is a non-public entity. Anthony B. Evnin (one of our directors), Anthony Sun, Bryan E. Roberts, Eric S. Copeland, Michael C. Brooks, Michael F. Tyrrell, Linda H. Hanauer and Ray A. Rothrock, who are the members of Venrock Management III LLC, General Partner of the selling security holder, have voting and investment control over its securities being offered hereby.

(7)

This selling security holder is a non-public entity. Anthony B. Evnin (one of our directors), Anthony Sun, Bryan E. Roberts, Eric S. Copeland, Michael C. Brooks, Michael F. Tyrrell and Ray A. Rothrock, who are the members of Venrock Entrepreneurs Fund Management III LLC, General Partner of the selling security holder, have voting and investment control over its securities being offered hereby.

(8)

This selling security holder is a non-public entity. The general partner of J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”) is JPMP Master Fund Manager, L.P.(“JPMP MFM”). The general partner of JPMP MFM is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company (“JPM Chase”).  As a result thereof, each of JPMP MFM and JPMP Capital may be deemed to beneficially own the shares held by JPMP BHCA.  The foregoing shall not be an admission that such persons are the beneficial owners of the shares held by JPMP BHCA and each disclaims any such beneficial ownership to the extent that it exceeds such person’s pecuniary interest in the shares held by JPMP BHCA, if any.  Each of JPMP BHCA, JPMP MFM and JPMP Capital are members of the private equity business unit of JPM Chase.

(9)

This selling security holder is a non-public entity. The general partner of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P.., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P. and J.P. Morgan Partners Global Investors (Selldown) II, L.P. (collectively the “JPMP Global Funds”) is JPMP Global Investors, L.P. (“JPMP Investors”). The general partner of JPMP Investors is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company (“JPM Chase”).  As a result thereof, each of JPMP Investors and JPMP Capital may be deemed to beneficially own the shares held by the JPMP Global Funds.  The foregoing shall not be an admission that such persons are the beneficial owners of the shares held by the Global Funds and each disclaims any such beneficial ownership to the extent that it exceeds such person’s pecuniary interest in the shares held by the JPMP Global Funds, if any.  Each of the JPMP Global Funds, JPMP Investors and JPMP Capital are members of the private equity business unit of JPM Chase.

(10)

This selling security holder is a non-public entity. Peter J. Barris, Peter T. Morris, C. Richard Kramlich, Charles W. Newhall, III (one of our directors), Mark W. Perry, M. James Barrett and Scott D. Sandell, as general partners of NEA Partners 10, LP, the sole general partner of the selling security holder, share voting and investment control over its securities being offered hereby.

(11)	This selling security holder is a non-public entity. Mark B. Fisher has voting and investment control over its securities being offered hereby.
(12)	This selling security holder is a non-public entity. Richard Johnston, as trustee, has voting and investment control over its securities being offered hereby.

Except as indicated in the footnotes to the table, none of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us.

PLAN OF DISTRIBUTION

This prospectus may be used to sell the shares of Pharmos common stock offered hereby. These securities may be sold, from time to time, by the selling security holders:

•	through any national securities exchange or quotation system on which such securities may be listed or quoted, in the over-the-counter market, in privately negotiated transactions, or otherwise;
•	directly to purchasers or through agents, brokers, dealers or underwriters; and
•	at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

The selling security holders may also write options on such securities or pledge such securities.

If a selling security holder sells shares through agents, brokers, dealers or underwriters, such agents, brokers, dealers or underwriters may receive compensation in the form of discounts, commissions or concessions. Such compensation may be greater than customary compensation.

Any selling security holder that is a broker-dealer will be considered to be an “underwriter,” within the meaning of the Act, with respect to any securities that it sells pursuant to this prospectus. Each other selling security holder may be deemed to be an “underwriter” with respect to any securities that it sells pursuant to this prospectus.

To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

In connection with the closing of the Vela acquisition, we entered into a registration rights agreement with the stockholders that received Pharmos common stock at the closing. Pursuant to the registration rights agreement, we will pay the fees and expenses related to the registration statement of which this prospectus forms a part. However, we will not pay any underwriting fees, discounts or selling commissions or any fees or disbursements of counsel for any selling security holder related to the sale of any securities offered hereby.

Pursuant to the registration rights agreement, (i) we are required to indemnify the selling security holders against certain liabilities, including liabilities under the Securities Act of 1933, relating to the information included in this prospectus and the registration statement of which it forms a part and (ii) each selling security holder is obligated to indemnify us against any liability with respect to any information furnished by such holder for use in this prospectus.

LEGAL MATTERS

Certain legal matters relating to the shares of common stock that may be offered pursuant to this prospectus will be passed upon for us by Eilenberg & Krause LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

Item 14.  Other Expenses of Issuance and Distribution

The expenses of the Registrant in connection with the distribution of the securities being registered hereunder are set forth below and will be borne by the Registrant. All expenses are estimated other than the SEC registration fee.

Securities and Exchange Commission registration fee	$ 4,013
Accounting fees and expenses	9,000
Legal fees and expenses	18,000
Miscellaneous	1,000
Total	$32,013

Item 15.  Indemnification of Directors and Officers

Article 12 of the Registrant’s Restated Articles of Incorporation directs the Registrant to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes the Registrant to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys’ fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

The Registrant may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Registrant could not indemnify such person.

Item 16.  Exhibits.

4(a)

Registration Rights Agreement, dated as of October 25, 2006, by and among Pharmos Corporation and the Representatives named therein (incorporated by reference to exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed October 31, 2006)

5(a)*	Opinion of Eilenberg & Krause LLP
23(a)*	Consent of Eilenberg & Krause LLP (included in Exhibit 5(a))
23(b)	Consent of PricewaterhouseCoopers LLP
23(c)	Consent of Ernst & Young LLP

24(a)	Power of Attorney (included in Part II of the original Registration Statement under the caption “Signatures”)

*   Previously filed.

Item 17.  Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(i)

For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey, on the 22nd day of January, 2007.

PHARMOS CORPORATION

By: /s/ S. COLIN NEILL
S. Colin Neill Senior Vice President and Chief Financial Officer

Signatures	Title	Date

/s/ HAIM AVIV	Chairman and Chief Executive	January 22, 2007
Haim Aviv	Officer (Principal Executive

Officer)

/s/ S. COLIN NEILL	Senior Vice President and	January 22, 2007
S. Colin Neill	Chief Financial Officer
(Principal Financial Officer
And Principal Accounting

Officer)

___________________________	Director
Srinivas Akkaraju

S-1

*	Director	January 22, 2007
Mony Ben Dor

*	Director	January 22, 2007
Anthony B. Evnin

*	Director	January 22, 2007
Elkan Gamzu

_________________________	Director
Lloyd I. Miller, III

*	Director	January 22, 2007
Charles W. Newhall, III

*	Director	January 22, 2007
Abraham Sartani

*	Director	January 22, 2007
David Schlachet

* By: /s/ S. COLIN NEILL S. Colin Neill Attorney-in-fact	January 22, 2007

S-2